SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               VITAL HEALTH TECHNOLOGIES, INC.
                                  COMMON STOCK


                                  92846 T 408
                                 (CUSIP NUMBER)

                         855 Village Center Drive, Suite 315
                              North Oaks, Minnesota 55127

                                 January 30, 2002

              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):

      Focus Tech Investments Inc.

(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required

    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person
With

(7) Sole Voting Power: 2,000,000 as of Reporting Date and Filing Date

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 2,000,000 as of Reporting Date and Filing Date

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,000,000 as of Reporting Date and the Filing Date


(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares


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(13) Percent of Class Represented by Amount in Row (11):
     87.5% as of 1/30/02 - Reporting Date and
     77.1% as of 4/22/02 - Filing Date

(14) Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

Vital Health Technologies, Inc.
Common Stock, $.01 par value.
855 Village Center Drive, Suite 315
North Oaks, Minnesota 55127

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:         Michael Fearnow, President

(b) Address:      179 Ruskin Drive East
                  Montgomery, Texas 77356

(c) Focus Tech Investments Inc. is a financial consulting and advisory firm.

(d) None.

(e) None.

(f) Citizenship. N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Vital Health Technologies, Inc., received its shares based on a consulting agreement dated January 30, 2002. The consulting agreement required the following services: identifying and contacting merger candidates; and financing the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Focus Tech Investments Inc. currently holds 2,000,000 of the issued and outstanding common shares of the Issuer, or 77.1% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Consulting Agreement between Issuer and the Reporting Person dated January 30, 2002.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 22, 2002          Signature: /s/ Michael Fearnow
                              -------------------------------
                                             MICHAEL FEARNOW
                                             President